Exhibit 99.1

May 14, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  APPOINTS  NEW  DIRECTOR
AND  STRENGTHENS  SENIOR  MANAGEMENT  TEAM  IN  MEXICO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced the appointment of Mr. Geoff Chater to its Board of Directors, effective immediately, and the recent addition of two senior personnel to the management team in Mexico.

Mr. Chater holds a B.Sc. in Geology and has more than 24 years of experience in the mineral and mining industries operating in North America, South America and Africa.  He is the principal of Namron Advisors, a consultancy that provides corporate strategy, transaction related business development and capital markets relationship development, financing and communications advice.  Recently he served as President of Valley High Ventures Ltd., and from 1999 to 2008, he was Manager of Corporate Relations for First Quantum Minerals Ltd.  Prior to joining First Quantum he held positions with Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Ivanhoe Capital Corporation, Fairbanks Gold Ltd. and Cornucopia Resources Ltd.  He is currently a Director of Bearing Resources Ltd., Kiska Metals Ltd., Lara Exploration Ltd., Luna Gold Corp. and Reservoir Minerals Inc.

Recently joining the Great Panther Senior Management Team in Mexico is Mr. Juan Manuel Flores, Vice President, Operations and Mr. Cesar Epifanio, Vice President, Safety, Health and Environment (SH&E).  Both executives are based in Guanajuato.  Mr. Flores has over 35 years of industry experience and holds a B.Sc. in Mining and Metallurgical Engineering and a Master of Science, Mineral Economics.  Mr. Epifanio has a long history of success in SH&E with multi-national companies and holds a degree in Industrial Engineering with an additional degree in Health and Safety.  Great Panther’s Mexican subsidiary was recently awarded the distinction as a “Socially Responsible Company” by CEMEFI (Centro Mexicano para la Filantropía), for a third consecutive year and is committed to maintaining this status.

Mr. Chater’s addition to the Board will provide increased depth in the mining industry with particular emphasis on the capital markets sector.  Mr. Flores and Mr. Epifanio have already strengthened the in-country management team that oversees Great Panther’s existing operations and will take San Ignacio into production next year in a socially and environmentally responsible fashion with safety of our personnel as our number one priority.

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ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766